# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QT Imaging Holdings, Inc., CIK 0001844505
CUSIP: 7469621095
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, California (CA), 94949
Date of event which requires filing of this statement: 03/17/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001248093

## Reporting persons
- Emil D. Kakkis and Jenny Soriano: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,400,030; sole dispositive power 0; shared dispositive power 1,400,030; aggregate amount beneficially owned 1,400,030 (5.1% of the class)

## Item 1. Issuer
Name of issuer: QT Imaging Holdings, Inc.
Address of issuer's principal executive offices: 3 Hamilton Landing, Suite 160, Novato, CA 94949

## Item 2. Person Filing
Name of person filing: Emil D. Kakkis and Jenny Soriano
Address of principal business office or, if none, residence: 60 Leveroni Court, Novato, CA 94949
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 1,400,030
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,400,030
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,400,030

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Emil D. Kakkis, CEO Ultragenyx and Jenny Soriano, MD Kaiser Permanente (Spouses)

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Emil D. Kakkis and Jenny Soriano: Emil D. Kakkis, Emil D. Kakkis (03/26/2025)